UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, June 16, 2016

In May 2016

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.3 MILLION

PASSENGERS

In May 2016, Avianca Holdings and its subsidiaries carried 2,379,688 passengers, a 1.7%

increase over the same period in 2015

In May 2016, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,379,688 passengers, an increase of 1.7% compared to May 2015. Capacity, measured in ASKs (available seat kilometers), increased 7.5%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 5.8%. The load factor for the month was 77.4%.

Domestic markets in Colombia, Peru and Ecuador

In May 2016, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,439,346 travelers, an increase of 1.6% compared to May 2015. Capacity (ASKs) remained stable, while passenger traffic (RPKs) increased 1.7%. The load factor for the month was 74.9%.

International markets

In May 2016, the affiliated airlines of Avianca Holdings transported 940,342 passengers on international routes, up 1.9% compared to May 2015, Capacity (ASKs) increased 9.8%, while passenger traffic (RPKs) increased 6.9%. The load factor for the month was 78.1%.

Operational Statistics	May-16	May-15	Δ YOY	YTD 2016	YTD 2015	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,380	2,339	1.7%	11.745	11,279	4.1%
ASK (mm)[2]	3,933	3,657	7.5%	19,206	17,746	8.2%
RPK (mm)[3]	3,044	2,878	5.8%	14,932	13,936	7.1%
Load Factor[4]	77.4%	78.7%	-1.3pp	77.7%	78.5%	-0.8 pp
Domestic Market
PAX (K)[1]	1,439	1,417	1.6%	7,096	6,806	4.3%
ASK (mm)[2]	845	845	0.0%	4,138	4,029	2.7%
RPK (mm)[3]	633	623	1.7%	3,158	2,989	5.6%
Load Factor[4]	74.9%	73.7%	1.2pp	76.3%	74.2%	2.1pp
International Market
PAX (K)[1]	940	923	1.9%	4,648	4,474	3.9%
ASK (mm)[2]	3,088	2,812	9.8%	15,067	13,717	9.8%
RPK (mm)[3]	2,411	2,256	6.9%	11,775	10,947	7.6%
Load Factor[4]	78.1%	80.2%	-2.1pp	78.1%	79.8%	-1.7pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor: Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S. , incorporated in Colombia, Aerolineas Galapagos S.A. - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala,

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas

	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs